Exhibit 99(a)(1)

THE GREENBRIER COMPANIES, INC.

ISSUER PUT RIGHT NOTICE

TO HOLDERS OF

2.375% CONVERTIBLE SENIOR NOTES DUE 2026

ISSUED BY

THE GREENBRIER COMPANIES, INC.

CUSIP Numbers: 393657AC5 and 393657AD3

NOTICE IS HEREBY GIVEN pursuant to Section 4.1(b) of the Indenture, dated as of May 22, 2006 (the “Indenture”), among The Greenbrier Companies, Inc., an Oregon corporation (the “Company”), the guarantors party thereto and U.S. Bank National Association, as trustee and paying agent (the “Trustee” or “Paying Agent”), that at the option of each holder (“Holder”) of the Company’s 2.375% Convertible Senior Notes due 2026 (the “Notes”), the Company will purchase such Holder’s Notes for 100% of the principal amount of the Notes plus accrued and unpaid interest (including Contingent Interest and Additional Interest, if any) to, but excluding, the Purchase Date (as defined below) (the “Purchase Price”), subject to the terms and conditions of the Indenture, the Notes and this Issuer Put Right Notice and related notice materials, as amended and supplemented from time to time (the “Put Option”). Holders may surrender their Notes from 9:00 a.m., Eastern Time, on April 14, 2016 through 5:00 p.m., Eastern Time, on May 12, 2016 (the “Expiration Date”), which is the second business day preceding May 16, 2016 (the “Purchase Date”). Unless the Company defaults in making payment of the Purchase Price, interest on the Notes purchased will cease to accrue on and after the Purchase Date. Notes as to which a Purchase Notice (as defined below) has been given may be converted only if the Purchase Notice is withdrawn in accordance with the terms of the Indenture. All capitalized terms used but not specifically defined in this Issuer Put Right Notice shall have the meanings given to such terms in the Indenture and the Notes.

To exercise your option to have the Company purchase your Notes and to receive payment of the Purchase Price, you must validly surrender the Notes and, if applicable, a duly executed purchase notice in the form attached hereto as Annex A (a “Purchase Notice”) on or after 9:00 a.m., Eastern Time, on April 14, 2016 but before 5:00 p.m., Eastern Time, on the Expiration Date. Pursuant to Section 4.2(b) of the Indenture, Notes surrendered for purchase may be withdrawn at any time before 5:00 p.m., Eastern Time, on May 13, 2016 (the “Withdrawal Date”), the Business Day immediately prior to the Purchase Date, by delivering a valid written notice of withdrawal in the form attached hereto as Annex B (a “Withdrawal Notice”), if applicable, or otherwise in accordance with Section 4.2(b) of the Indenture. The right of Holders to surrender their Notes for purchase pursuant to the Put Option expires at 5:00 p.m, Eastern Time, on the Expiration Date.

The Trustee has informed the Company that, as of the date of this Issuer Put Right Notice, all custodians and beneficial holders of the Notes hold the Notes through The Depository Trust Company (“DTC”) accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program (“ATOP”), subject to the terms and conditions of that system.

The Trustee and the Paying Agent is U.S. Bank National Association. The address of the Trustee and the Paying Agent is:

Registered & Certified Mail:	By Hand or Overnight Delivery on the Expiration Date:

U.S. Bank National Association Attention: Customer Service Specialized Finance P.O. Box 64111 St. Paul, MN 55164-0111 Confirm by Telephone: 1-800-934-6802	U.S. Bank National Association Attention: Customer Service Specialized Finance 60 Livingston Avenue, Bond Drop Window St. Paul, MN 55107 Confirm by Telephone: 1-800-934-6802

Additional copies of this Issuer Put Right Notice may be obtained from the Paying Agent at its address set forth above. Please refer to the CUSIP number of the Notes when making inquiries.

The date of this Issuer Put Right Notice is April 14, 2016.

No person has been authorized to give any information or to make any representation other than those contained in this Issuer Put Right Notice and, if given or made, such information or representation must not be relied upon as having been authorized. You should not assume that the information contained in this Issuer Put Right Notice is accurate as of any date other than the date of this Issuer Put Right Notice. This Issuer Put Right Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Issuer Put Right Notice shall not under any circumstances create any implication that the information contained in this Issuer Put Right Notice is current as of any time subsequent to the date of such information. None of the Company, its board of directors or employees is making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Notes. You should consult your own financial and tax advisors regarding the surrender of your Notes pursuant to the Put Option in light of your specific tax and investment situation and must make your own decision as to whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more detailed description of the terms of the Put Option, we urge you to read carefully the remainder of this Issuer Put Right Notice because the information in this summary is not complete and the remainder of this Issuer Put Right Notice contains additional important information. We have included section references to direct you to a more detailed description of the topics in this summary.

Who is offering to purchase my Notes?

The Greenbrier Companies, Inc., an Oregon corporation (the “Company, “we,” “us” or “our”), is contractually obligated, at your option, to purchase your validly surrendered 2.375% Convertible Senior Notes due 2026 of the Company (the “Notes”). (See Section 2.1.)

Why is the Company offering to purchase my Notes?

The right of each holder of the Notes (each, a “Holder”), at such Holder’s option, to sell and the obligation of the Company to purchase such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple thereof, is a term of the Notes which were issued under the Indenture, dated as of May 22, 2006 (the “Indenture”) among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee and paying agent (“Trustee” or “Paying Agent”), and has been a right of the Holders from the time the Notes were issued. The Company is contractually obligated to purchase the Notes of any Holder who validly exercises such Holder’s option and who surrenders Notes pursuant to the terms of the Indenture, the Notes and this Issuer Put Right Notice and the related notice materials, as amended and supplemented from time to time (the “Put Option”). (See Section 2.1.)

What Notes is the Company obligated to purchase?

The Company is obligated to purchase all Notes validly surrendered and not withdrawn at the option of the Holder thereof. As of April 14, 2016, there was $14,851,000 in aggregate principal amount of the Notes outstanding. (See Section 2.1.)

How much will the Company pay, and what is the form of payment?

Pursuant to the terms of the Indenture and the Notes, with respect to any and all Notes validly surrendered for purchase and not withdrawn, the Company will pay a purchase price (the “Purchase Price”) in cash equal to 100% of the principal amount plus accrued and unpaid interest (including Contingent Interest and Additional Interest, if any) to, but excluding May 16, 2016 (the “Purchase Date”). The Purchase Price is based solely on the requirements of the Indenture and the Notes and does not necessarily bear any relationship to the market price of the Notes or our Common Stock, without par value, into which the Notes are convertible. (See Section 2.2.)

How can I determine the market value of the Notes?

There is no established reporting system or market for trading the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely, depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities. Holders are urged to obtain current market information for the Notes, to the extent available, and for our Common Stock before making any decision with respect to the Put Option. Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “GBX.” On April 8, 2016, the closing price of our Common Stock on the NYSE was $30.30 per share. (See Section 2.5.)

Is the board of directors of the Company making any recommendations about the Put Option?

Our board of directors has not made any recommendation as to whether you should surrender your Notes for purchase in the Put Option. You must make your own decision whether to exercise the Put Option and, if so, the amount of Notes for which to exercise the Put Option. (See Section 2.2.)

When does the Put Option expire?

The Put Option expires at 5:00 p.m., Eastern Time, on May 12, 2016 (the “Expiration Date”), which is the second business day immediately preceding the Purchase Date. We will not extend the period that Holders have to exercise the Put Option unless required to do so by applicable law (including, but not limited to, the federal securities laws). (See Section 2.1.)

What are the conditions to the Company’s purchase of the Notes?

Provided that the Company’s purchase of Notes is not unlawful, the purchase by us of validly surrendered and not withdrawn Notes will not be subject to any conditions other than satisfaction of the procedural requirements described in this Issuer Put Right Notice.

How do I surrender my Notes?

There are three ways to surrender your Notes for purchase pursuant to the Put Option:

•	Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if the Holder desires to surrender the Holder’s Notes and instruct such nominee to surrender the Notes on the Holder’s behalf through the transmittal procedures of DTC on or before 5:00 p.m., Eastern Time, on the Expiration Date.

•	Holders who are DTC participants should surrender their Notes electronically through DTC’s Automated Tender Offer Program (“ATOP”), subject to the terms and procedures of ATOP, on or before 5:00 p.m., Eastern Time, on the Expiration Date.

•	While the Trustee has informed us that there are currently no certificated Notes in non-global form, in the event that after the date hereof physical certificates evidencing Notes are issued to a Holder other than DTC or its nominee, any such holder who desires to tender Notes pursuant to the Put Option and holds physical certificates evidencing such Notes must complete and sign a Purchase Notice in the form attached hereto as Annex A in accordance with the instructions set forth therein, have the signature thereon guaranteed and deliver such manually signed Purchase Notice, together with the certificates evidencing the Notes being tendered and all necessary endorsements, to the Paying Agent on or before 5:00 p.m., Eastern Time, on the Expiration Date.

You bear the risk of untimely surrender of your Notes. You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., Eastern Time, on the Expiration Date. By surrendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Issuer Put Right Notice. (See Section 3.)

If I surrender my Notes, when will I receive payment for my Notes?

We will accept for payment all Notes validly surrendered for purchase and not withdrawn promptly following the Purchase Date. We will, before 10:00 a.m., Eastern Time, on May 17, 2016, irrevocably deposit with the Paying Agent cash sufficient to pay the aggregate Purchase Price for the validly surrendered, but not validly withdrawn, Notes (or portions thereof), and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (See Section 5.)

Your delivery of the Notes by book-entry transfer electronically through DTC’s ATOP system is a condition to your receipt of the Purchase Price for such Notes.

Until what time can I withdraw previously surrendered Notes?

You can withdraw Notes previously surrendered for purchase at any time until 5:00 p.m., Eastern Time, on May 13, 2016 (the “Withdrawal Date”). (See Section 4.)

How do I withdraw previously surrendered Notes?

To withdraw previously surrendered Notes, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC with sufficient time to allow DTC to withdraw your Notes before 5:00 p.m., Eastern Time, on May 13, 2016. While the Trustee has informed us that there are currently no certificated Notes in non-global form, in the event that after the date hereof physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee, any such Holder who desires to withdraw any previously surrendered Notes evidenced by physical certificates must, instead of complying with DTC withdrawal procedures, complete and sign a withdrawal notice in the form attached hereto as Annex B (a “Withdrawal Notice”) in accordance with Section 4.2(b) of the Indenture and deliver such manually signed Withdrawal Notice to the Paying Agent before 5:00 p.m., Eastern Time, on the Withdrawal Date. You bear the risk of untimely withdrawal of previously surrendered Notes. (See Section 4.)

Do I need to do anything if I do not wish to surrender my Notes for purchase?

No. If you do not surrender your Notes before the expiration of the Put Option, your Notes will not be purchased on the Purchase Date and will remain outstanding subject to their existing terms and the terms of the Indenture.

If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?

No. You may surrender all of your Notes, a portion of your Notes (if the principal amount of that portion is $1,000 or an integral multiple of $1,000) or none of your Notes.

If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Notes for purchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of your Notes into cash and shares of our Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. As of April 14, 2016, the Conversion Rate (as defined in the Indenture) of the Notes was 21.1273 shares of our Common Stock per $1,000 principal amount of the Notes. (See Section 2.4.)

What are the tax consequences of surrendering my Notes?

The receipt of cash in exchange for Notes pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your tax advisor regarding the actual tax consequences to you in light of your specific tax and investment situation. (See Section 12.)

Who is the Paying Agent?

U.S. Bank National Association is serving as the Paying Agent in connection with the Put Option. Its address, telephone and fax numbers are set forth on the front cover of this Issuer Put Right Notice.

Whom can I contact if I have questions about the Put Option?

Questions and requests for assistance in connection with the Put Option may be directed to the Paying Agent at the address, telephone number and/or fax number set forth on the front cover of this Issuer Put Right Notice.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION

1. Information Concerning the Company. The Company is obligated to purchase validly surrendered Notes at specified times and upon the occurrence of designated events in accordance with the terms and conditions specified in the Indenture and the Notes. The Notes are convertible into cash and shares of our Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes.

The Company is one of the leading designers, manufacturers and marketers of railroad freight car equipment in North America and Europe, a manufacturer and marketer of ocean-going marine barges in North America and a leading provider of wheel services, railcar refurbishment and parts, leasing and other services to the railroad and related transportation industries in North America. Our Common Stock is publicly traded on the NYSE under the symbol “GBX.” The Company’s principal executive offices are at One Centerpointe Drive, Suite 200, Lake Oswego, Oregon 97035 (telephone number: (503) 684-7000). The Company’s website address is www.gbrx.com. We have not incorporated by reference into this Issuer Put Right Notice the information included in or linked from our website, and you should not consider it to be a part of this Issuer Put Right Notice.

2. Information Concerning the Notes. On May 22, 2006, we issued $100,000,000 in aggregate principal amount of the Notes under the Indenture. As of April 14, 2016, there was $14,851,000 in aggregate principal amount of the Notes outstanding. The Notes mature on May 15, 2026.

2.1 The Company’s Obligation to Purchase the Notes. Pursuant to the terms of the Notes and the Indenture, we are obligated to purchase all of the Notes validly surrendered for purchase (and not thereafter withdrawn) on or before 5:00 p.m., Eastern Time, on the Expiration Date. Each Holder may require us to purchase all of such Holder’s Notes or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple thereof. We reserve the right to make changes to the terms of the Put Option, including changing the Expiration Date, if reasonably necessary to comply with applicable federal securities laws and regulations. If we make any change to this Put Option which we determine constitutes a material change, or if we waive a material condition to this Put Option, we will promptly disclose the change or waiver in a supplement to this Issuer Put Right Notice that we will distribute to registered Holders, and we will make a public announcement by means of a press release of such change or waiver promptly afterward. We may be required to extend the Purchase Date for a period of five to ten business days, depending on the significance of the change or waiver, if the Put Option would otherwise expire during the five to ten business day period. If we are required to extend the Purchase Date, we will make a public announcement of such extension promptly by means of a press release. The purchase by the Company of validly surrendered Notes is not subject to any conditions other than that the Company’s purchase is not unlawful and satisfaction of the procedural requirements described in the Indenture, the Notes and this Issuer Put Right Notice.

If any Notes remain outstanding following the expiration of the Put Option, and if the Notes are not otherwise redeemed or converted after such date, the Company will become obligated to purchase the remaining Notes, at the option of the respective Holders, in whole or in part, on May 15, 2021, at a purchase price in cash equal to 100% of the principal amount plus accrued and unpaid interest (including Contingent Interest and Additional Interest, if any), to, but excluding, the purchase date thereof.

2.2 Purchase Price. Pursuant to the terms of the Indenture and the Notes, with respect to any and all Notes validly surrendered for purchase and not withdrawn, the Company will pay a purchase price in cash equal to 100% of the principal amount plus accrued and unpaid interest (including Contingent Interest and Additional Interest, if any) on such Notes to, but excluding, the Purchase Date. Given that the Purchase Date is after the May 1, 2016 Record Date but corresponds with the May 15, 2016 Interest Payment Date, the Company will pay accrued and unpaid interest (including Contingent Interest and Additional Interest, if any) to the Holders of the purchased Notes and not to the Holders of such Notes on the Record Date. Notes surrendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

The Purchase Price is based solely on the requirements of the Indenture and the Notes and does not necessarily bear any relationship to the market price of the Notes or our Common Stock, into which the Notes are convertible. Thus, the Purchase Price may be significantly higher or lower than the market price of the Notes on the Purchase Date. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and our Common Stock before making a decision whether to surrender their Notes for purchase.

None of the Company or its board of directors or employees is making any recommendation to Holders as to whether to exercise or refrain from exercising the Put Option and surrendering Notes for purchase pursuant to this Issuer Put Right Notice. Each Holder must make its own decision whether to surrender its Notes for purchase and, if so, the principal amount of Notes to surrender based on the Holder’s assessment of the current market value of the Notes, our Common Stock and other relevant factors.

However, we do recommend that you consult with your tax and financial advisors with respect to the tax consequences of surrendering Notes for purchase pursuant to this Issuer Put Right Notice, including the applicability and effect of any U.S. federal, state and local law and any non-U.S. tax consequences in light of your own particular circumstances.

2.3 Source of Funds. In the event any Notes are surrendered and accepted for payment, we intend to use available cash on hand and/or borrowings under our $550 million third amended and restated revolving credit facility, dated October 29, 2015, by and among us, Bank of America, N.A., as Administrative Agent, MUFG Union Bank, N.A., as Syndication Agent, Bank of West, Fifth Third Bank and Wells Fargo Bank, National Association, as Co-Documentation Agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger, and the lenders identified therein (the “Revolving Credit Facility”) to pay the aggregate Purchase Price for the Notes.

Under our Revolving Credit Facility, we may borrow up to $550.0 million, subject to defined levels of inventory, receivables, property, plant and equipment and leased equipment, as well as total debt to consolidated capitalization and fixed charges coverage ratios (the “Borrowing Limitations”) and outstanding letters of credit. As of February 29, 2016, we had $75.0 million outstanding under the Revolving Credit Facility and $81.3 million of outstanding letters of credit. Borrowings under the Revolving Credit Facility accrue interest at LIBOR plus 2.25% or Prime plus 1.25%, depending on the type of borrowing. As of the same date, we had approximately $222.1 million in borrowing capacity. The Revolving Credit Facility matures in October 2020. As of the date of this Issuer Put Right Notice, no plans or arrangements have been made in connection with financing or repaying the Revolving Credit Facility.

2.4 Conversion Rights of the Notes. Holders that do not surrender their Notes for purchase pursuant to this Put Option will maintain their conversion rights with respect to their Notes, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. Pursuant to Article XII of the Indenture, the Notes are convertible into cash and shares of our Common Stock, at the option of the Holders, only during the periods and under the specific circumstances specified in the Indenture. As of April 14, 2016, the Conversion Rate of the Notes was 21.1273 shares of our Common Stock per $1,000 principal amount of the Notes (which equals a Conversion Price of approximately $47.33 per share). Holders that surrender their Notes pursuant to the Put Option may retain their conversion rights with respect to such Notes, subject to the terms and conditions of the Indenture and the Notes, only if such surrendered Notes have been validly withdrawn prior to the Withdrawal Date, as described in Section 4 below.

2.5 Market for the Notes and Our Common Stock. There is no established reporting system or market for trading the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely, depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities. As of April 14, 2016, there was $14,851,000 in aggregate principal amount of the Notes outstanding.

Our Common Stock, into which the Notes are convertible, subject to the terms, conditions and procedures of the Indenture, is listed on the NYSE under the symbol “GBX.” The following table shows the high and low sales prices per share of our Common Stock as reported by the NYSE for the fiscal periods indicated:

	High	Low
2016
Third Quarter (through April 8, 2016)	$31.56	$24.27
Second Quarter	$36.23	$19.89
First Quarter	$42.04	$30.35

2015
Fourth Quarter	$62.95	$33.10
Third Quarter	$66.50	$49.61
Second Quarter	$60.77	$42.62
First Quarter	$78.32	$45.09

2014:
Fourth Quarter	$72.79	$54.00
Third Quarter	$56.65	$41.40
Second Quarter	$43.20	$30.46
First Quarter	$33.20	$22.57

2013:
Fourth Quarter	$25.33	$21.10
Third Quarter	$25.24	$19.85

On April 8, 2016, the closing price of our Common Stock, as reported by the NYSE, was $30.30 per share. As of March 30, 2016, there were 28,094,347 shares of our Common Stock outstanding.

We urge you to obtain current market information for the Notes, to the extent available, and our Common Stock before making any decision whether to exercise or refrain from exercising the Put Option.

2.6 Optional Redemption. The Notes are redeemable for cash at our option at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus any accrued and unpaid interest (including Contingent Interest and Additional Interest, if any), to, but excluding, the date fixed for redemption, as provided for in the Indenture and the Notes. Nevertheless, effective on the date of this Issuer Put Right Notice, we and our affiliates, including our executive officers and directors, are prohibited under applicable U.S. federal securities laws from purchasing or redeeming the Notes (or the right to purchase or redeem the Notes) other than through the Put Option until at least the tenth business day after the Purchase Date.

2.7 Holder’s Right to Require Purchase upon a Fundamental Change. Each Holder may require us to purchase all of such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple thereof, if there is a Fundamental Change at a purchase price in cash equal to 100% of the principal amount thereof plus any accrued and unpaid interest (including Contingent Interest and Additional Interest, if any) to, but excluding, the Fundamental Change Purchase Date.

2.8 Ranking. The Notes are our unsecured senior obligations and rank equal in right of payment with all of our and the Note guarantors’ other existing and future unsubordinated unsecured indebtedness and senior in right of payment to existing and future subordinated indebtedness. The Notes are effectively junior to our and the guarantors’ existing and future secured indebtedness including any borrowings under our and the guarantors’ credit facilities, to the extent of the value of the assets securing such indebtedness. In addition, the Notes are effectively junior to the liabilities of our subsidiaries that have not guaranteed the Notes.

2.9 Dividends. The Holders of the Notes are not entitled to dividends. Upon conversion of the Notes into Common Stock, the holders of such shares of Common Stock would be entitled to dividends, if any, made to the holders of Common Stock.

3. Procedures to be Followed by Holders Electing to Surrender Notes for Purchase. Holders will not be entitled to receive the Purchase Price for their Notes unless they validly surrender (and do not thereafter withdraw) the Notes on or before 5:00 p.m., Eastern Time, on the Expiration Date. Only registered Holders are authorized to surrender their Notes for purchase. Holders may surrender some or all of their Notes in principal amounts of $1,000 or an integral multiple thereof.

If Holders do not validly surrender their Notes on or before 5:00 p.m., Eastern Time, on the Expiration Date, or if they validly withdraw surrendered Notes before 5:00 p.m., Eastern Time, on the Withdrawal Date, their Notes will not be purchased pursuant to the Put Option and will remain outstanding subject to the existing terms of the Notes and the Indenture.

You will not be required to pay any commission to us, DTC or the Paying Agent in connection with your Put Option. However, there may be commissions you need to pay your broker, dealer or other nominee in connection with the surrender of the Notes.

3.1 Method of Delivery. The Trustee has informed the Company that, as of the date of this Issuer Put Right Notice, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and there are no certificated Notes in non-global form. Accordingly, unless physical certificates are issued following the date hereof, all Notes surrendered for purchase hereunder must be delivered through ATOP, subject to the terms and conditions of that system.

This Issuer Put Right Notice constitutes the Company’s notice of purchase right described in the Indenture, and delivery of the Notes via ATOP will satisfy the Holders’ requirement for delivery of a Purchase Notice as defined and described in the Indenture. Delivery of any Notes, including delivery and acceptance through ATOP, is at the election and risk of the Holder surrendering the Notes.

In the event that after the date hereof physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee following the date hereof, then any such Holder of the Notes must complete and sign a Purchase Notice in the form attached hereto as Annex A in accordance with the instructions set forth therein, have the signature thereon guaranteed and deliver such manually signed Purchase Notice, together with the certificates evidencing the Notes being tendered and all necessary endorsements, to the Paying Agent before 5:00 p.m., Eastern Time, on the Expiration Date.

3.2 Agreement to be Bound by the Terms of the Put Option. By surrendering Notes through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•	the Notes shall be purchased as of the Purchase Date pursuant to the terms and conditions set forth in this Issuer Put Right Notice;

•	the Holder agrees to all of the terms of this Issuer Put Right Notice;

•	the Holder has received this Issuer Put Right Notice and acknowledges that this Issuer Put Right Notice provides the notices required pursuant to the Indenture;

•	upon the terms and subject to the conditions set forth in this Issuer Put Right Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, the Holder:

(i)	irrevocably sells, assigns and transfers to the Company all right, title and interest in and to all Notes surrendered,

(ii)	waives any and all rights with respect to the Notes (including, without limitation, any existing or past defaults and their consequences),

(iii)	releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes that the Holder surrenders for purchase, including, without limitation, any claims that the Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any conversion, redemption or defeasance of the Notes that the Holder surrenders for purchase, and

(iv)	irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of the Holder with respect to any such surrendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of the Notes on the account books maintained by DTC, together with all necessary evidences of transfer and authenticity, to the Company, (b) present the Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of the Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Purchase Price of any surrendered Notes that are purchased by the Company), all in accordance with the terms set forth in this Issuer Put Right Notice;

•	the Holder represents and warrants that the Holder (i) owns the Notes surrendered and is entitled to surrender the Notes and (ii) has full power and authority to surrender, sell, assign and transfer the Notes surrendered and that, when the Notes are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances of any kind and not subject to any adverse claim or right;

•	the Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

•	the Holder understands that all Notes properly surrendered for purchase (and not thereafter withdrawn) before 5:00 p.m., Eastern Time, on the Expiration Date will be purchased at the Purchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Notes and this Issuer Put Right Notice and the related notice materials, as amended and supplemented from time to time;

•	payment for Notes purchased pursuant to this Issuer Put Right Notice will be made by deposit of the Purchase Price for the Notes with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting the payments to the Holders;

•	surrenders of Notes may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Issuer Put Right Notice at any time before 5:00 p.m., Eastern Time, on the Withdrawal Date;

•	all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the Holder and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Notes pursuant to the procedures described in this Issuer Put Right Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties.

3.3 Delivery of Notes.

Notes Held through a Custodian. A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact the nominee if the Holder desires to surrender its Notes and instruct the nominee to surrender the Holder’s Notes for purchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below in “Notes in Global Form” on or before 5:00 p.m., Eastern Time, on the Expiration Date. The Company will, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers who are beneficial owners of the Notes held by them as a nominee or in a fiduciary capacity.

Notes in Global Form. A Holder who is a DTC participant who wishes to tender such Holder’s Notes pursuant to the Put Option must surrender to the Company the Holder’s beneficial interest in the Notes by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system the Holder’s beneficial interest in the Notes before 5:00 p.m., Eastern Time, on the Expiration Date; and

•	electronically transmitting the Holder’s acceptance through DTC’s ATOP system, subject to the terms and procedures of that system, before 5:00 p.m., Eastern Time, on the Expiration Date. Upon receipt of the Holder’s acceptance through ATOP, DTC will edit and verify the acceptance and send an agent’s message to the Paying Agent for its acceptance. The term “agent’s message” means a message transmitted by DTC to, and received by, the Paying Agent, that states that DTC has received an express acknowledgment from the participant in DTC described in that agent’s message, stating the principal amount of Notes that have been surrendered by the participant under the Put Option, and that the participant has received and agrees to be bound by the terms of the Put Option, including those set forth in Section 3.2 of this Issuer Put Right Notice.

Notes Held in Certificated Non-Global Form. In the event that after the date hereof physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee, then any such Holder of the Notes must complete and sign a Purchase Notice in the form attached hereto as Annex A in accordance with the instructions set forth therein, have the signature thereon guaranteed and deliver such manually signed Purchase Notice, together with the certificates evidencing the Notes being tendered and all necessary endorsements, to the Paying Agent before 5:00 p.m., Eastern Time, on the Expiration Date.

All signatures on a Purchase Notice must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”); provided, however, that signatures on the Purchase Notice need not be guaranteed if such Notes are tendered for the account of an Eligible Institution. If a Purchase Notice or any Note is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing, and proper evidence satisfactory to us of the authority of such person so to act must be submitted.

You bear the risk of untimely surrender of your Notes. You must allow sufficient time for completion of the necessary DTC or Paying Agent procedures before 5:00 p.m., Eastern Time, on the Expiration Date.

Unless we default in making payment of the Purchase Price, interest on Notes validly surrendered for purchase will cease to accrue on and after the Purchase Date, whether or not the Notes are delivered to the Paying Agent, and immediately after the Purchase Date all rights (other than the right to receive the Purchase Price upon delivery of the Notes) of the Holder of the Notes will terminate.

4. Right of Withdrawal. Notes surrendered for purchase may be withdrawn at any time if withdrawn in sufficient time to allow DTC to withdraw those Notes before 5:00 p.m., Eastern Time, on the Withdrawal Date. In order to withdraw Notes, Holders (or the Holders’ broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC. This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through the ATOP system from the tendering DTC participant in sufficient time to allow DTC to withdraw those Notes before 5:00 p.m., Eastern Time, on the Withdrawal Date. The Withdrawal Notice must:

•	specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account the Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes;

•	contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn and the principal amount, if any, which is to remain subject to the exercised Put Option); and

•	be submitted through the DTC ATOP system by the participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes.

In the event that after the date hereof physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee, any such Holder who desires to withdraw any previously surrendered Notes evidenced by physical certificates must, instead of complying with the DTC withdrawal procedures above, complete and sign a Withdrawal Notice in the form attached hereto as Annex B in accordance with Section 4.02(b) of the Indenture and deliver such manually signed Withdrawal Notice to the Paying Agent before 5:00 p.m., Eastern Time, on May 13, 2016.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

You bear the risk of untimely withdrawal of your Notes. You must allow sufficient time for completion of the necessary DTC or Paying Agent procedures before 5:00 p.m., Eastern Time, on the Withdrawal Date.

5. Payment for Surrendered Notes. We will, before 10:00 a.m., Eastern Time, on the business day following the Purchase Date, irrevocably deposit with the Paying Agent cash sufficient to pay the aggregate Purchase Price for the validly surrendered, but not validly withdrawn, Notes (or portions thereof), and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures. In the event that after the date hereof physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee, the Paying Agent will promptly cause the cash to be distributed to such Holder.

The total amount of funds required by us to purchase all of the Notes, assuming all of the Notes are validly surrendered for purchase and are accepted for payment, is approximately $15,029,315, which amount includes accrued and unpaid interest (including Contingent Interest and Additional Interest, if any) to, but excluding, the Purchase Date.

6. Notes Acquired. Any Notes purchased by us pursuant to the Put Option will be canceled by the Trustee pursuant to the terms of the Indenture.

7. Plans and Proposals of the Company. Except as described in these materials or in our filings with the Securities and Exchange Commission (the “SEC”), or as previously publicly announced, we currently have no plans that would be material to a Holder’s decision to surrender Notes for purchase in the Put Option, that relate to or that would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or those of any of our subsidiaries;

•	any material change in our dividend rate or policy, indebtedness or capitalization;

•	any change in our board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors, to fill any existing vacancies on our board of directors or to change any material term of the employment contract of any of our executive officers;

•	any other material change in our corporate structure or business;

•	any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted on an automated quotation system operated by a national securities association;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”);

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of ours, or the disposition of our securities; or

•	any changes in our charter, bylaws or other governing instruments, or other actions that could impede the acquisition of control of us.

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Notes. Neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors, or any “associate” or subsidiary of any such person, has any beneficial interest in the Notes, or has engaged in any transaction in the Notes during the 60 days preceding the date of this Issuer Put Right Notice. A list of our executive officers and directors is attached hereto as Annex C. The term “associate” is used as defined in Rule 12b-2 under the Exchange Act.

9. Legal Matters; Regulatory Approvals. We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Put Option, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition of the Notes as described in this Issuer Put Right Notice. Should any approval or other action be required, we intend to seek the approval or take the action. Nevertheless, we cannot assure you that we would be able to obtain any required approval or take any other required action.

10. Purchases of Notes by the Company and Its Affiliates. The Company made no purchases of the Notes during the 60 days preceding the date of this Issuer Put Right Notice.

Effective on the date of this Issuer Put Right Notice, we and our affiliates, including our executive officers and directors, are prohibited under applicable U.S. federal securities laws from purchasing any Notes (or the right to purchase any Notes) other than through the Put Option until at least the tenth business day after the Purchase Date. Following that time, if any Notes remain outstanding, we may exercise our right to redeem those Notes, in whole or in part, and we and our affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price, or which may be paid in cash or other consideration. Any decision to purchase Notes after the Purchase Date, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes delivered for purchase pursuant to the Put Option, the market price of our Common Stock, our business and financial position, and general economic and market conditions. Any such purchase may be on the same terms or on terms more or less favorable to the Holders than the terms of the Put Option as described in this Issuer Put Right Notice.

11. Agreements Involving the Notes. We have entered into the following agreements relating to the Notes:

•	the Indenture; and

•	the Registration Rights Agreement, dated May 22, 2006, among the Company, the guarantors named therein, Bear, Stearns & Co. Inc. and Banc of America Securities LLC.

All agreements involving all other securities issued by us are described in detail in the documents incorporated by reference into this Issuer Put Right Notice, and no provisions of such agreements are material to the Put Option or the Notes.

12. Material United States Federal Income Tax Consequences. The following is a summary of the anticipated material United States federal income tax consequences to Holders exercising the Put Option and is for general information purposes only. Except when otherwise noted, this summary deals only with the securities held as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The discussion does not cover all aspects of U.S. federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on the disposition of the Notes by particular Holders of the Notes, and does not address state, local, non-U.S. or other tax laws. In particular, this discussion does not address the tax considerations that may be relevant to certain types of Holders of the Notes subject to special treatment under the U.S. federal income tax laws such as banks or other financial institutions, insurance companies, regulated investment companies, trusts, estates, S corporations, partnerships or other pass-through entities or other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes, partners or other owners of partnerships or other pass-through entities, real estate investment trusts, persons liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, a U.S. Holder (as defined below) that has a functional currency other than the United States dollar, persons who will hold the Notes as part of a straddle or hedging, constructive sale, integrated or conversion transaction for U.S. federal income tax purposes, a person who actually or constructively owns more than 10% of the voting stock of the Company, traders in securities who have elected the mark-to-market method of accounting for their securities, foreign corporations that are “controlled-foreign corporations” or “passive foreign investment companies” or individuals who are U.S. expatriates. Furthermore, this discussion is based on the Code, Treasury regulations and administrative and judicial decisions as of the date hereof, any of which is subject to change, possibly retroactively. The Company has not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made or the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

As used herein, the term “U.S. Holder” means a beneficial owner of the Notes that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under section 7701(b) of the Code, a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust (i) the administration of which is subject to the primary supervision of a court within the U.S. and as to which one or more U.S. persons (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (ii) that has a valid election in place to be treated as a U.S. person. The term “Non-U.S. Holder” means any beneficial owner of the Notes that is an individual, corporation (or other entity treated as a corporation for U.S. tax purposes), trust or estate that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Notes, and partners in a partnership holding the Notes, should consult their tax advisors.

Under the “substantial presence” test referred to above, an individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending on the last day of the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

A Holder of the Notes should consult such Holder’s own tax advisors concerning the U.S. federal income tax and other tax and tax treaty consequences of exercising the Put Option as well as any consequences arising under the laws of any other taxing jurisdiction.

The receipt of cash by a holder in exchange for the Notes pursuant to the exercise of the Put Option will be treated for U.S. federal income tax purposes as a sale or other disposition of the Notes. The U.S. federal income tax consequences of holding and disposing of the Notes for both U.S. Holders and Non-U.S. Holders are described under “United States Federal Income Tax Considerations” of the final offering memorandum of the Company dated May 15, 2006 relating to the offering of the Notes (the “Offering Memorandum”). For purposes of determining the U.S. federal income tax consequences of holding and disposing of the Notes, we believe that we have not been during the past five years, are not and do not anticipate becoming, a U.S. real property holding corporation; however, no assurance can be given in this regard.

THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TO BE CONSTRUED AS TAX ADVICE. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PUT OPTION IN LIGHT OF YOUR SPECIFIC TAX AND INVESTMENT SITUATION AND THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS APPLICABLE TO YOU.

13. Additional Information. We are subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at Station Place, 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

We have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below (as such documents may be amended from time to time) contain important information about us and our financial condition, and we incorporate by reference such documents herein:

•	our Annual Report on Form 10-K for the year ended August 31, 2015, filed on October 30, 2015;

•	our Quarterly Report on Form 10-Q for the quarter ended November 30, 2015, filed on January 7, 2016, our Quarterly Report on Form 10-Q/A (Amendment No. 1) for the quarter ended November 30, 2015, filed on March 25, 2016, and our Quarterly Report on Form 10-Q for the quarter ended February 29, 2016, filed on April 5, 2016;

•	our Current Reports on Form 8-K filed on October 22, 2015, October 30, 2015, November 2, 2015, November 13, 2015, January 12, 2016, February 3, 2016; February 29, 2016, April 5, 2016 (containing disclosures under Item 5.02 of Form 8-K) and April 6, 2015;

•	our Definitive Proxy Statement filed on November 18, 2015 (solely to the extent specifically incorporated by reference into our Annual Report on Form 10-K for the year ended August 31, 2015); and

•	the description of our Common Shares contained in our Registration Statement on Form S-3 (Registration No. 333-165924), filed with the SEC on April 7, 2010, together with all amendments and reports updating such description.

We also recommend that you review all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15 (d) of the Exchange Act subsequent to the date of this Issuer Put Right Notice and before 5:00 p.m., Eastern Time, on the Expiration Date. Notwithstanding the foregoing, information furnished but not filed in any current report on Form 8-K, including the related exhibits, is not deemed incorporated by reference herein.

Each person to whom a copy of this Issuer Put Right Notice is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless the exhibits are specifically incorporated by reference into the documents, at no cost, by writing us at The Greenbrier Companies, Inc., One Centerpointe Drive, Suite 200, Lake Oswego, Oregon 97035, Attention: Investor Relations.

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Issuer Put Right Notice, you should rely on the statements made in the most recent document.

In making your decision whether to exercise the Put Option, you should read the information about us contained in this Issuer Put Right Notice together with the information contained in the documents to which we have referred you.

The Schedule TO to which this Issuer Put Right Notice relates does not permit forward “incorporation by reference.” Accordingly, if a material change occurs in the information set forth in this Issuer Put Right Notice, we will amend the Schedule TO accordingly.

14. No Solicitations. We have not employed or retained any persons to make solicitations or recommendations in connection with the Put Option.

15. Conflicts. Notwithstanding the foregoing, in the event of any conflict between this Issuer Put Right Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

None of the Company or its board of directors or employees is making any recommendation to any Holder whether to surrender or to refrain from surrendering Notes for purchase pursuant to this Issuer Put Right Notice. Each Holder must make its own decision whether to surrender such Holder’s Notes and, if so, the principal amount of Notes to surrender based on its own assessment of current market value and other relevant factors.

THE GREENBRIER COMPANIES, INC.

ANNEX A

FORM OF PURCHASE NOTICE

TO:	THE GREENBRIER COMPANIES, INC.

U.S. BANK NATIONAL ASSOCIATION

The undersigned registered Holder of the Notes designated below hereby irrevocably acknowledges receipt of a notice from The Greenbrier Companies, Inc. (the “Issuer”) regarding the right of Holders to elect to require the Issuer to purchase their Notes and requests and instructs the Issuer to purchase in cash the entire principal amount of such Notes, or the portion thereof (which is $1,000 or an integral multiple thereof) designated below, in accordance with the terms of the Indenture, dated as of May 22, 2006 (the “Indenture”), among the Issuer, the other guarantors named therein and U.S. Bank National Association, as trustee (the “Trustee”), at the price of 100% of the principal amount plus accrued and unpaid interest (including Contingent Interest and Additional Interest, if any) to, but excluding, the Purchase Date, to the registered Holder hereof. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture. The Notes shall be purchased by the Issuer as of May 16, 2016, the Purchase Date, pursuant to the terms and conditions specified in the Indenture and the Issuer Put Right Notice.

NOTICE: The signature below of the Holder of the Notes designated below must correspond with the name as written upon the face of such Notes in every particular without alteration or enlargement or any change whatsoever.

Name of Holder:

Certificate Number (if applicable):

Principal amount to be purchased (if less than all, must be $1,000 or whole multiples thereof):

Social Security or Other Taxpayer Identification Number:

Dated:

Signature(s)

Signature(s) must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Notes Registrar, which requirements include membership or participation in the Securities Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Notes Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Participant in Signature Guarantee Program

Signature Guarantee

A-1

ANNEX B

FORM OF WITHDRAWAL NOTICE

TO:	THE GREENBRIER COMPANIES, INC.

U.S. BANK NATIONAL ASSOCIATION

The undersigned registered owner of the Notes designated below hereby withdraws its election to require The Greenbrier Companies, Inc. (the “Issuer”), to purchase such Notes, or the portion thereof (which is $1,000 or an integral multiple thereof) designated below, in accordance with the terms of the Indenture, dated as of May 22, 2006 (the “Indenture”), among the Issuer, the other guarantors named therein and U.S. Bank National Association, as trustee (the “Trustee”). Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

NOTICE: The signature below of the Holder must correspond with the name as written upon the face of the Notes in every particular without alteration or enlargement or any change whatsoever.

Name of Holder:

Certificate Number (if applicable):

Principal amount to be withdrawn (if less than all, must be $1,000 or whole multiples thereof):

Principal amount still subject to the Purchase Notice (much be $1,000 or whole multiples thereof):

Social Security or Other Taxpayer Identification Number:

Dated:

Signature(s)

B-1

ANNEX C

INFORMATION ABOUT THE EXECUTIVE OFFICERS

AND DIRECTORS OF THE COMPANY

The table below sets forth information about our executive officers and directors as of April 14, 2016. To the best of our knowledge after making reasonable inquiry, none of our executive officers or directors has beneficial ownership in the Notes.

Name	Position
Martin R. Baker	Senior Vice President, General Counsel & Chief Compliance Officer
Alejandro Centurion	Executive Vice President and President, Global Manufacturing Operations
Adrian J. Downes	Senior Vice President, Chief Accounting Officer
William A. Furman	President & Chief Executive Officer and Chairman of the Board
Walter T. Hannan	Senior Vice President, Chief Human Resources Officer
Lorie L. Tekorius	Senior Vice President, Chief Financial Officer and Treasurer
Anne T. Manning	Vice President, Corporate Controller
Victoria McManus	Executive Vice President and Chief Strategic Officer
Mark J. Rittenbaum	Executive Vice President, Commercial, Leasing and Finance
James T. Sharp	Executive Vice President, and President, Greenbrier Leasing Company
Thomas B. Fargo	Independent Director
Graeme A. Jack	Independent Director
Duane C. McDougall	Independent Director
Charles J. Swindells	Independent Director
Wendy Teramoto	Director
Donald A. Washburn	Independent Director
Kelly M. Williams	Independent Director

C-1